FILED BY SAFLINK CORPORATION PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14a-12

OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT CORPORATION: SSP SOLUTIONS, INC.

COMMISSION FILE NO.: 000-26227

This filing under Rule 425 is filed to amend and restate the Rule 425 filing made May 17, 2004, with respect to SAFLINK Corporation’s conference call on May 13, 2004, to correct typographical errors in such filing. Included in the restatement, was the correction to the following answer in the Q & A section: “JON ENGMAN: And Jim, just to be clear, we are recognizing revenue under that program right now, because we are providing services as part of the team. And should expect, at least, a couple hundred thousand from that particular contract in the coming quarter. And then the seats that Glenn referred to, you know, potentially could fall later this year.”

This filing relates to a proposed business combination between SAFLINK Corporation (“SAFLINK”) and SSP Solutions, Inc., dba SSP-Litronic (“SSP-Litronic”), pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of March 22, 2004, by and among SAFLINK, SSP-Litronic, and Spartan Acquisition Corporation, a wholly-owned subsidiary of SAFLINK.

Transcript of Q1 Earning Conference Call on May 13, 2004 at 5:00 p.m. EST

OPERATOR: Good afternoon, ladies and gentlemen, and welcome to the Saflink first quarter earnings conference call. At this time, all parties have been placed on a listen-only mode. And we will open the floor for questions following the presentation. At this time, it is my pleasure to turn the floor over to your host, to Marie DeGresto (ph). Ma’am, the floor is yours.

MARIE DEGRESTO (ph): Welcome to Saflink Corporation’s 2004 first quarter financial results conference call.

Before we begin, I’d like to read a prepared notice regarding forward-looking statements. The discussion today may include forward-looking statements reflecting management’s current forecast of certain aspects of the company’s future. These statements are based on current information, which management has assessed, but which by its nature is dynamic and subject to rapid and even abrupt changes.

Forward-looking statements include statements regarding the company’s future financial results, expected profitability, it’s projected expansion and growth. Optimism about achieving higher revenues and improved operating results in future quarters. Its customers, markets, and product demand and any comments management may make about the company’s future and response to your questions.

The company’s actual results could differ materially from those state or implied by in management’s forward-looking statements due to risks and uncertainties associated with the company’s business, which include but are not limited to those disclosed in the recent quarterly reported on Form 10-Q, and the company’s annual report on Form 10-K. Management encourages you to read these disclosures.

I know would like to introduce Glenn Argenbright President and CEO of Saflink Corporation.

GLENN ARGENBRIGHT, PRESIDENT, CEO, SAFLINK: Thanks, Marie (ph). I’d like to welcome everyone to Saflink Corporation’s first quarter conference call. I’m joined on today’s call by Saflink’s Chief Financial Officer, Jon Engman. We’ll be answering questions at the end of the call, so let’s jump in and take a look at the first quarter of 2004.

As we discuss the events of the quarter, including our recently announced merger agreement with SSP Litronic, you’ll get a better picture of our overall corporate strategy. And why we think we’re well positioned to execute in the biometrics security market, a market that is showing signs of increasing maturity with each quarter, including a pretty significant sign that occurred just this week on the TWIC program, which I will discuss later in the call.

I’d like to begin with a review of our proposed merger with SSP Litronic, the terms of which were originally disclosed on March 22nd, 2004. As we stated the day of the merger announcement, our vision at Saflink has always been to build an end-to-end security solution, targeting the identify assurance and identity management needs of the enterprise. Listening to our customers, we found a need for an integrated solution designed to secure the doorway, the network, and the PC.

Historically, Saflink was focused exclusively in the field of logical access protecting information and data stored on a computer network through the U.S. of biometrics. Through strategic mergers and acquisitions, we now have the piece the piece that’s necessary to complete our vision, a comprehensive doorway to desktop biometric security solution. Much like the convergence of logical and physical security solutions, we’ve begun to see major activity in the areas of smart cards, biometrics, and PKI. These technologies are coming together, initially in the most security conscious government projects. And more recently in some of the larger commercial initiatives. Believing the union of these technologies to be the most rapidly evolving and opportunity laden component of the broader security market, we sought to acquire market leading smart card and PKI technology, which we did in the first quarter of this year, with our agreement to merge with SSP Litronic.

In addition to cutting edge technology SSP Litronic has an outstanding customer base. It is one of two incumbent middleware providers, on the current Department of Defense common access card project. SSP Litronic has deployed approximately a half million seats of its software into the DOD, including the most recent CAC refresh upgrade, which was valued at $1 million. This most recent award was exclusive to SSP Litronic and called for the delivery of its middleware to replace existing software previously awarded to another vendor. This solution enhances network and desktop security by enabling DOD personnel to digitally sign an encrypt e-mail, security log-on to their PCs, applications, and Web sites. And perform other necessary cryptographic functions.

With feedback we have received up to this point regarding the proposed merger has been extremely positive from government and commercial customers, systems integrators and analyst. We believe that the combination of industry leading technologies, tightly integrated card and biometric security management in a time proven and highly scalable framework, gives our combined solution a significant advantage in the pursuit of large governmental opportunities.

In addition to the Department of Defense, we now have the technical ability to pursue substantial future programs including the largest smart card, biometric and PKI based initiatives, such as pending passport initiatives, hazardous waste projects, registered traveler programs, and the transportation worker identification credential or TWIC program for the transportation security administration.

We’ve been working on the S-4 filing and joint proxy statement with SSP Litronic and expect to file it with the SEC in the next couple of business days. Moving on to the government sector. And I’d really like to hammer home, and I hope that this section does hammer home some of the strategic value that the moves and various acquisitions that we’ve done over the last 90 to 120 days.

If you look during the first quarter, the Department of State moved forward with a biometrically enabled smart card program. To date, this is the largest federal initiative of its kind. The contract was awarded to Bearing Point. And I am pleased to report, Saflink is a member of the Bearing Point team for this program. This award is significant on several fronts. For one thing, it is the first major government deployment involving then union of smart cards and biometrics, similar in nature to the CAC, TWIC and proposed trusted traveler programs. In addition, it represents another in a series of wins by Saflink and Bearing Point in the rapidly evolving biometric space.

You may recall that Saflink and Bearing Point were involved in every phase of testing and pilot for the DOD common access card involving biometrics. Our recent strategic moves received what some might consider additional validation just yesterday, when the TSA formally announced the request for proposal on the TWIC prototype phase, just one example of a major government initiative that has the smart card plus biometric solution at the core of its security program.

We have anticipated this RFP for quite some time, and have been working behind the scenes with other systems integrators preparing for this phase of the TWIC program. The TWIC program calls for a biometric enabled smart card solution for the 10 plus million TSA employees and contractors, helping to secure our various ports of entry, air, land and see. According to yesterday’s press release, the RFP is open for 30 days. And we expect an award or awards to follow soon there after. Quoting directly from the press release, the prototype phase will be conducted in Philadelphia, Pennsylvania and Wilmington, Delaware. The ports of Los Angeles and Long Beach, California, and 14 major port facilities in the state of Florida. TSA anticipates that up to 200,000 workers may participate in the prototype.

The press release goes on to say, and I quote, the prototype will examine a range of identity management processes, including the use of smart card technology with biometrics, to positively link an individual to his or her credential for unescorted access to secure areas of the transportation system. Let me emphasize one part of that quote, the phrase smart card plus biometrics. We have been saying that phrase for quite a while around here, and on previous calls. And I think you probably understand why we’ve made these strategic moves we have in the last five months. We believe the technology being asked for is right in our suite spot. I can assure you that both Saflink and SSP Litronic are actively pursuing various segments of the proposal teaming up with systems integrators, and other technology providers.

There was also movement on another TSA initiative during the quarter, the registered traveler program, sometimes referred to as the trusted traveler program. The TSA issued an RFP for a pilot program to begin in select airports with the award expected earlier in the month. Frequent travelers at select airports will be able to volunteer for the program. These volunteers will be asked to submit information including biometrics. This will allow passengers at pilot airport locations to go through an expedited security screening process. We have submitted our proposals as a member of several teams that are pursuing this award. While the scope of this program is unknown at this time, most estimates anticipate eventual deployment of roughly 10 million users.

Finally, we participated on a system integrator’s team that submitted a proposal to U.S. VISIT program, which has received significant press, and focuses on the entry and exit of foreigners into and out of this country. This is a huge program designed to manage the more than 40 million visitors that come to the United States each year. This program has been the subject of much discussion and speculation. And the impact of it has been estimated to effect as many as 200 million users worldwide. The initial award is expected near the end of this month. The government is moving forward on a number of large biometric initiatives. We are moving past pilots. And we’re moving in to phase one deployments. The largest programs involve the combination of smart cards with biometric technology and every major federal program that we’re aware of, mandates compliance with the bio API standard.

This last point is significant in that we co wrote the original pre assessor to this standard under contract to the national security agency, assisted in its evolution over the last several years. And chair the steering committee which currently oversees BIO API. BIO APIs now and ANSI standard, an Kathy Tilton (ph), Saflink’s Vice President of standards and technology is a U.S. delegate to the international committee for ISO certification. Our experience with BIO API is definitely enhancing both the size and number of projects we’re brought in to or can bid on. And I think such experience will strengthen our ability to delivery on key opportunities.

Now I’d like to discuss our Q1 commercial sales activity. We embarked on several considerable projects in Q1, while continuing to open up new opportunities for potential lucrative long-term relationships. During the quarter, we signed on 22 new accounts, including pilots of 11 new hospitals and eight new financial institutions. We also reached an agreement with a major retailer to begin piloting our time and attendance solution in their stores. This is a substantial opportunity involving over 10,000 terminals and hundreds of thousands of users. We also have pilots underway at two other major retailers for logical access solutions including one involving a pharmacy application.

Interest in testing and of biometric solutions continue to grow in breadth and scope, while early adopting industry such as healthcare and the financial sector appear to be picking up the pace. While these new accounts represented little revenue in Q1, we are convinced that the use of pilots is necessary for the products we sell due to the emerging nature of the technology. We’re pleased that these pilot programs are going well confirming our value proposition to the customer. We understand the investors’ interest in seeing these pilots translate in to substantial revenue, and that is our focus, as well, as we work to move these opportunities to closure.

I’m pleased to say that we made some significant progress in our efforts to expand our distribution capabilities through various PC hardware manufacturers. During the past month, we began to realize the noteworthy benefits from our relationship with Dell Computer. Dell placed our products on their Web site for purchase, which you can link to at Dell’s homepage, or from the partner section of our Web site. We jointly developed a mobility pack consisting of our software, and a laptop card, which dealt – promoted in a direct mail piece, to over 300,000 of Dell’s existing customers in the healthcare, state, local and federal government sectors. Dell has also agreed to promote our products to a select group of their Fortune 500 customers.

Another way in which we intend to expand our distribution capabilities, is to enter in to OEM agreements with PC and biometric device manufacturers, whereby we would package our workstation products, or a light derivative with the PC or with the biometric reader. We’re in final stages of two such contracts, one of which is with a major PC manufacturers to offer our biometric security solutions to their largest commercial and governmental customers, as a bundled component within their line of desktop, notebook and server products. We believe we are unique positioned for this distribution sector, because we offer the PC customer the ability to migrate from the desktop all the way up to the enterprise. Hardware manufacturers see this as an easy way to sell additional product, thereby, enhancing the value of our solution in their eyes.

Also, the first quarter was very attractive to us in the sense that the commercial space continued to penetrate key markets. And begin to expand our reach in to a broad set of new verticals, all of which are looking to expand and upgrade their physical and network security, and are looking biometrics as a solution. Our revenue in the first quarter exhibited the land and expand nature of our business as we began in many new accounts with pilot offerings representing only a fraction of the potential revenue that we believe exist.

I know that some of you might be interested in our progress in the pharma space, an area that we’ve highlighted on some prior calls. Our solutions to the major pharma company is currently under testing in their manufacturing systems lab, and is slated for production deployment in June. The customer is very pleased with the testing results thus far as are we. And although we’re somewhat disappointed in the time it has taken to get from the initial purchase order to this stage, we’ve continued to be very enthusiastic about this market, primarily due to the positive acceptance of this solution by the customer, key manufacturers as well as noted analysts within the pharma space itself.

We also know that our existing customers budgeted for at least three additional plant deployments during the current year. And we expect to move forward with those opportunities once the live deployment occurs and the results are favorable as we expect them to be. Our other efforts in manufacturing automation have resulted in many strategic relationships to note. We finalized our strategic partnership with Iconics (ph), which provides this access to their vast client base, including major federal government clients such as the Pentagon. In fact, it’s interesting to note the Iconics (ph) building control products were credited with averting an even greater disaster at the Pentagon on 9-11. We are fully integrated with the security server of their Genesys 3 (ph) product, and are happy to be working with a partner such as Iconics (ph).

Further strategic relationships with other vendors in this area include Rockwell Automation, Emerson Process Management and Documentum. We were featured in three booths at recent industry conferences focused on manufacturing automation including Rockwell, Emerson and Iconics (ph). Of note, we were the only non Rockwell product displayed in their booth.

I continue to believe that we have the first mover advantage in this very promising market. And have laid the groundwork in terms of demonstrated success in key partnerships that will bear fruit in future quarters.

I’d now like to turn the call over to Jon Engman, Saflink’s Chief Financial Officer, who will present the financial results for the first quarter 2004. Jon.

JON ENGMAN, CHIEF FINANCIAL OFFICER SAFLINK: Thanks, Glenn. Revenues for the first quarter of 2004 were 802,000, up 64 percent when compared to 488,000 reported in the fourth quarter of 2003, and up 34 percent when compared to the 597,000 reported in the first quarter of 2003.

In the first quarter, 464,000 came from product sales, and 338,000 from service or consulting contracts. Gross profit for the quarter was 240,000 or 30 percent compared to 264,000 in the last quarter, and 458,000 in the first quarter of 2003. The gross margin was lower than recent quarters, primarily due to a sizeable hardware shipment that carried a relatively small margin. We expect to offset this margin shortfall in that particular engagement through higher margin service revenues in the second quarter.

The gross margin was also negatively impacted by the amortization of our acquired BSG technology which was recorded for the first time and totaled approximately 40,000 – excuse me – 47,000 for the quarter. This impacted the margin negatively by approximately six percentage points by itself. We continue to anticipate overall ongoing margins to come in near 50 percent.

Operating expenses for the first quarter totaled 3.3 million versus 3.1 million in the fourth quarter of 2003. The increase in expenses was primarily a result of additional operating expenses, associated with our new physical access division that we launched when we acquired the BSG technology as a result of the acquisition of BSG technology from ISS. Almost all of this increase was recorded in the product development category which increased by approximately 250,000 for the quarter. And the largest expense department continues to be sales and marketing, which came in at 1.4 million for the quarter, a reduction of approximately 15 percent from the preceding quarter. G&A was relatively flat with the fourth quarter.

The net loss for Q1 2004 was 2.0 million or a negative seven cents per share, compared to a net loss of 2.9 million or a negative 11 cents a share in the fourth quarter of last year, and $2 million or a negative nine cents per share in the first quarter of 2003. The current quarter’s net loss was reduced by non cash item of approximately $1 million due to a reduction in warrant liability. This liability was recorded effective with or our February pipe financing and will remain at least until the registration becomes effective, which is expected during Q2.

In terms of the balance sheet we ended the quarter with 12.4 million in cash which increase from year end due to our February pipe. The war liability that I referred to was valued at approximately $3 million at the end of the quarter. This is a non cash obligation and it’s expected to be removed from the balance sheet, once we satisfy certain registration requirements for the underlying securities without any impact on cash.

We ended the quarter with the current ratio of 5.5.

Consistent with prior quarters, we will not be providing specific guidance on future results due to the uncertainty regarding the timing or potential closing success of large enterprise and governmental fields that we’re working on. That concludes our overall – our overview of the financial results for the first quarter. I will now turn the call back over to Glenn.

GLENN ARGENBRIGHT: Thanks, Jon. Our vision at Saflink was to build an end-to-end security solution designed to protect the enterprise at the doorway, at the network, and at the PC. Having accomplished that with our acquisition of technology from BSG, along with the pending addition of SSP Litronic’s smart card technology, we believe Saflink is uniquely positioned to capitalize in an environment where not only the government, but also the largest commercial, enterprises are looking for answers to their growing security needs.

Looking forward, Saflink will combine smart cards, biometrics, and security management, to meet the identity assurances needs of the entire enterprise, including computer and network security, physical plant security, application security, time and attendance and regulatory compliance for manufacturing automation systems. I am very pleased by what we have accomplished in the first 90 days of 2004. And I’m extremely excited by the prospects for the rest of 2004 given our portfolio in particular. And particularly with respect to the major transportation initiative as being driven by the federal government to key awards, in the next 60 days.

With that said, I’d like to turn the call over to the operator for questions. Operator.

OPERATOR: Thank you. At this time, if you do have a question, you may press star one on your keypad. If at any point your question has been answered, you may remove yourself from queue by pressing the pound key. Once again, to ask a question, please press star one on your keypad. Please hold while I poll for any questions.

Thank you. Our first question comes from James McIlree (ph) of Unterberg.

JAMES MCILREE (ph), UNTERBERG: Thank you. Can you discuss how much of a contribution BSG made in the quarter?

JON ENGMAN: Yes, Jim, in terms of revenue, it was just north of 30 percent of revenue.

JAMES MCILREE (ph): OK. All right. And when you talked about phase one deployments currently underway, did I hear you correctly in that?

GLENN ARGENBRIGHT: Yes, well they’re rolling out now, Jim. What they’re doing is they’re getting ready to move those forward. They’re not currently underway. They’re currently selecting to move underway. And there is, in fact, the Department of State I mentioned, that’s certainly underway right now.

JAMES MCILREE (ph): Right. And can you talk a little bit about the Department of State in terms of numbers, and your participation on that? And how long, do you think it might last? And when you would book revenue from that?

GLENN ARGENBRIGHT: Sure. I think, when you’re looking at that program, you’re talking about right now they’re building – we’re really building a solution. It’s not a solution that necessarily exists any where in the world today. So that’s the phase that they’re really at right now. Talking to my team earlier today, I would expect to see that program would be something that we would see roll forward this year in terms of deployment. I’m not exactly certain when that, nor is necessarily my team, exactly sure when that will happen, but I would expect to see something in the third and fourth quarter.

In terms of scope, you’re talking about something in the neighborhood of 30,000, 32,000 users over at the Department of State. And as far as the total scope of the project in terms of dollars, I’d like to give you a little bit more detail on that. My challenge there is that Bearing Point has not put out their PR yet, so I’m a little bit reluctant to talk about that overall. But I think, if you’ve looked at some of the projects we’ve done in the past, Jim, and kind of extrapolate the numbers, you can get a pretty good sense for how that program will read in terms of dollars.

JAMES MCILREE (ph): And for that, you’re doing just the biometric middleware, is that correct?

GLENN ARGENBRIGHT: That’s correct. This is actually an interesting program just to be perfectly candid about it, it’s a program that involves a service component, as well as the opportunity, obviously the place where we play is on the biometric components moving forward.

The, you know, as far as the cost program, the – there’s also a smart card component to that, as I mentioned. In this particular case, that is a company other than SSP Litronic that won that business, obviously looking forward with an integrated solution we’d probably approach that differently. But one of the nice things about our technology, and for that matter, one of the reasons we like Litronic’s, SSP Litronic’s technology is that both of us can partner and work with other vendors. And, you know, for example, they can work with other biometric vendors. And we can certainly work with other smart card vendors and middleware providers.

JON ENGMAN: And Jim, just to be clear, we are recognizing revenue under that program right now, because we are providing services as part of the team. And should expect, at least, a couple hundred thousand from that particular contract in the coming quarter. And then the seats that Glenn referred to, you know, potentially could fall later this year.

JAMES MCILREE (ph): OK. So as long as the development or the – what’s called the development phase is going on, you’re booking that under like a percent completion? Or it’s just a …

JON ENGMAN: Yes, we’ll be the sub contract to Bearing Point, which we do on a time and materials.

JAMES MCILREE (ph): OK. Great. And then there’s the additional part where you would get $1 – some X dollars per seat I’m presuming or X dollars – X dollars per seat when it rolls out?

GLENN ARGENBRIGHT: Correct. On a COTS basis, and I think that – and on a license basis. And I think the thing to really to focus on, I mean it’s a substantial contract. It’s certainly not one to just toss away. But I think the big key there, Jim, is strategically the thing I really have to point out for the Department of State is they’ve taken a real leadership role. They’re moving first. They got ahead of everybody else. And this program looks an awful lot like a lot of the other card and biometric programs that we talk about. And I think it’s really good – you know, it’s a real good barometer. It’s a good program to look at.

JAMES MCILREE (ph): Right. OK. The OEM agreements that you touched on, you said that two contracts should be signed soon, did I hear that correctly?

GLENN ARGENBRIGHT: We would anticipate that, yes.

JAMES MCILREE (ph): OK. And that would be these PC manufacturers when they sold some segment of their PCs, they would bundle your equipment with it, or their entire line. Or if the customer requested it, how would that work?

GLENN ARGENBRIGHT: In one of the initiatives, we’re actually looking at their entire product line, whether it be at the server level, the PC level, the laptop level, you know, regardless. And we’re looking at a price per copy on every device, on every unit that they sell. The other project that’s a little different, is more along the lines of – it’s a little bit more specific in nature. And we’re finalizing some of the details of that right now.

JAMES MCILREE (ph): Great. And both of these are outside of the Dell distribution arrangement?

GLENN ARGENBRIGHT: Absolutely. Yes, absolutely. And one of them is along the lines – one of them I would consider to be a mainline PC manufacturer, you know, what you would think of in that regard, and one of them is more of a provider of components, as it were.

JAMES MCILREE (ph): OK. I’ll get back in line. Thank you.

GLENN ARGENBRIGHT: Thank you, Jim. Good talking to you.

OPERATOR: Thank you. Our next question comes from Ed Ching (ph), of Rodman Renshaw (ph).

ED CHING (ph), RODMAN RENSHAW (ph): Hey, guys. Can you give us some more color on the time and attendance pilot? How big is it? How long is it going? What’s been the change from when you guys talked about this at the end of the year, to what happened in first quarter?

GLENN ARGENBRIGHT: Sure. In terms of the – I’ll give you as much detail as I can, Ed (ph).

ED CHING (ph): Sure.

GLENN ARGENBRIGHT: Sure. You’ve obviously done a lot of digging here. I saw some of your notes on that. I – the reason I’m a little bit reluctant to talk too much about this program is that we are in there by ourselves. We don’t have any competition currently on the principal deal. The main one I’m talking about is huge. And it’s – I really don’t want to end up with any competition next week because I misspeak today.

ED CHING (ph): Sure.

GLENN ARGENBRIGHT: So I’m going to be fairly guarded. And that some of the details of this client would actually give it away, pretty quickly, I think. It’s – it is substantial. Let’s just say it’s in the hundreds of thousands of users. Very high hundreds of thousands of users. It is – it involves something in the neighborhood of 10 to 15,000 terminals. You’re probably talking about anywhere from, you know, and just to try and keep my options in terms of not nailing down the number of stores. Let’s say two to five terminals per store, OK.

ED CHING (ph): OK.

GLENN ARGENBRIGHT: And it would be priced, we’ve looked at a lot of different options for pricing. And it would – you know, we haven’t locked that down yet, but it would likely, very likely be priced on a terminal basis, as opposed to any you know, our traditional per user approach in to some of our logical aspects.

Where are we at right now? We definitely made some progress. You know, one of the things we had to do was actually build. When we talked about it before, we very much believed that we had the right solution, but we didn’t have anything we could actually – we felt we could take something in there and demo it, but we didn’t actually have anything at that given second, that we – that was up and running and working, and really displayed and demoed the capabilities.

We past that – we’re past that hurdle.

ED CHING (ph): OK.

GLENN ARGENBRIGHT: We’ve built a piece of hardware, or how shall I saw, a solution, because it’s a lot more than just hardware. There’s – I think there’s components of hardware, firmware, software, in these types of deployments.

ED CHING (ph): Sure.

GLENN ARGENBRIGHT: But we built a solution that actually can demonstrate the capability. We’ve got some piloting underway in there. At one point I actually had thought it was in actually at a retail location. It’s still in a lab environment, just to be clear to everybody on the call. I don’t see that as any kind of downward knock on the business. I think that’s absolutely the right approach they’re taking, they’re doing this all of the right ways. We’ve gone all the way – this program has gone all the way up to the CIO in the company. It’s not like we’re dealing with, you know, rogue or renegade tech group. So I would say that my feeling on this is very, very bullish.

ED CHING (ph): OK. And what’s the timing on, you think, actually deploying one in a facility for a live testing?

GLENN ARGENBRIGHT: I’ll just say, I think, it’s imminent being within, you know, the next couple of months or so I would say that it’s imminent.

ED CHING (ph): Great. And any kind of strategic relationships you guys are building with some of the bigger time and attendance guys out there like say, for instance, Cronos (ph)?

GLENN ARGENBRIGHT: Yes, good question. We haven’t had – we’ve actually had some interaction with them on the fringes. We haven’t actually had a dialogue with Cronos directly. There have been some conversations in the past, but on this specific technology we haven’t had any specific dialogue. There are some programs that we’re working on that would probably involve some interaction there, if we were to move forward.

We have definitely had some other strategic conversations. And I actually would expect to see some news releases on that in the next – within this quarter, you’ll definitely see some release, I believe, on some pending relationships. Or at that point, some relationships that have been inked.

ED CHING (ph): And that’s T&A providers, though, right?

GLENN ARGENBRIGHT: Absolutely. I think what we’ll look at, I mean one of the things that makes our time and attendance kind of unique, is we can bring you the whole meal, so we can give you the whole deal, start to finish with the infrastructure, or we can give you components of it. Again, taking a very modular approach just layering biometrics on top of some existing solutions. In fact, in the retail example that we were talking about, I’m not going to get in to the specifics of their technology, because that might give it away, but I will tell you that they have an existing infrastructure in place. And that we’re not replacing that infrastructure. We’re simply layering on top of it. And – well we are replacing quite a bit of it, I guess, but we’re certainly interacting with a big component of the infrastructure that they already have in place.

ED CHING (ph): Great. Thanks, guys.

GLENN ARGENBRIGHT: Thank you, Ed (ph).

OPERATOR: Thank you. We now have a follow up question coming from James McIlree (ph).

JAMES MCILREE (ph): Thank you. Can you through the timeline for the SSP merger? What needs to happen? And when you think it will happen?

GLENN ARGENBRIGHT: Sure, Jim. I’m going to let Jon to speak to that because he’s – that’s occupying a lot of his days right now.

JON ENGMAN: Sure, Jim. As you know, we’re going to file the S-4. And we said earlier that that should happen in the next couple of business days. Once that happens, as you know, with these things, the SEC is gong to review it, and write comments on it. And depending on how many comments, they write, you know, we’ll respond in a timely manner.

Probably during the, you know, June timeframe. And then – the early June timeframe. And then, you know, again, if we answer those questions or take action relative to the amendment, that they feel comfortable with, they can again ask more or write more comments. Or if they don’t, then we can schedule the shareholder meetings of each company. Shareholders can vote on it. And then we can move to the closing.

So, you know, we haven’t strayed, I don’t think, significantly what we’re – what we mentioned, the day of the announcement, which was we said late Q2 or Q3. And I think, you know, it’s more likely to be Q3, but it could be anywhere in July-August timeframe.

GLENN ARGENBRIGHT: And we’re going to move aggressively – one thing on that Jim, we’re going to move aggressively and do everything we can to do expedite it from our side. We very much believe there are opportunities we can move forward on together. We want to get really heavily involved with the integration.

We’ve been very fortunate, because we’ve worked on some programs together. So there are some things that we can do in interim, you know, within the confines of the law. There are actually some things we can do because we are involved on some programs, but we definitely want to get that roll.

JON ENGMAN: But Jim, I would like to add one more thing. There have been some questions about whether there would be any other regulatory issues that might be stumbling blocks like Hart-Scott (ph) and so forth. And that’s not the case with us. We’ve gone through this with our counsel in detail. And there’s no issue there. So it’s strictly at this point, a case of working with the SEC and so forth.

JAMES MCILREE (ph): For the Department of State project, you said that it was, just find your words here, a development phase. Did I hear that correctly?

GLENN ARGENBRIGHT: Service – yes, service is in development right now, because we’re building the integrated solution.

JAMES MCILREE (ph): And it seems to me that for a lot of these projects, they are requiring you to enter in to a development stage first. And it seems to imply that the products that you have available right now are not exactly what the customer’s want.

GLENN ARGENBRIGHT: Great point.

JAMES MCILREE (ph): And I’m wondering if this going to be the case. It seems likely to be the case with TWIC and visit (ph) and ultimately Cack (ph). And if that would put a – add some time maybe 60 or 90 days to what you’re ultimately expecting in terms of revenues. And then secondly, have you accounted for that type of development project at the front end of those programs?

GLENN ARGENBRIGHT: Excellent questions, Jim. There’s a couple actually in there. First of all, really good point. There is nothing out there on the – there’s nothing on the planet right now that addresses all of the needs of these different customers, OK. And that actually kind of singles out why we decided to do some of the things we did over the last, you know, four months. The acquisition of BSG that’s convergence of physical and logical and there’s a lot of demand for that. The acquisition and merger the thing on – you know, it’s a merger of equals between ourselves and SSP Litronic. That brings together two really powerhouse technologies that are involved in every one of these programs. So that’s part of why we did that. And I think that – what we’re trying to do is get ahead of that.

No. I don’t think we need to add 60 or 90 days going to your other question. I don’t think at all we need to add 60 or 90 days because one of the things that made Department of State kind of unique is that they kind of fast tracked a lot of this stuff. They kind of compressed everything and built it all in. You know, and it just – they did an award, they picked the team, that team is building, that team is going to be the team moving forward, and that’s what they did.

When you look at the TSA and you look at the DOD the way those programs, rolled, those programs were lets pick a team to evaluate the technology to build the solution. And then that team is not necessarily the team moving forward. There’s probably a real good chance that they’ll be involved but it’s certainly not, it’s not a given. And then they’re going to go the next phase. And they go through the whole process again. And you’ve got to build in all of the basically the infrastructure and bureaucracy and politics of going through that whole RFP process, again. We’re not doing with that Department of State. So that’s what made that program pretty unique.

I think, when you look at the TWIC and CAC and these other programs, they’re really moving past that too. I mean CAC may still have some work there, but you look at the TWIC and they’ve got, you know, like we said on the call, there are 200,000 users moving forward here this year. I mean those are – that’s what they’re talking about 150,000 to 200,000 users. Now they may refer to that as a pilot, but that’s a phase one. I mean if I’ve ever seen a phase one deployment that’s it. And that’s the holy grail that all of us are, you know, grubbing around trying to win. So I don’t believe that there’s going to be an additional delay on top of that is what I’m trying to say.

JAMES MCILREE (ph): Right. OK. You identified the department of state as starting to roll out in Q1, well not roll out, excuse me, generate revenue for you in Q2, are there other major or minor programs that would be contributing to Q2, that would be reasonable to look for? For instance, the pharma opportunity. Does that have any revenue in Q2? I’m just trying to kind of train the …

GLENN ARGENBRIGHT: Absolutely. I mean even pharma, just for that matter, Jim, we just, you know, not getting in to a ton of detail on it, but we even have a backlog on the pharma side, I believe that carried forward. I’d have to check the numbers and see where the backlog lives. But there’s part of that project that carried forward in to Q2. And there’s ongoing initiatives in pharma that will certainly impact Q2 numbers. I would expect to see that for sure.

I think, on the government side, you’ll see we do have a lot of smaller programs. And then, on the bigger program side, I think there’s three that potentially play a role. I think it’s going to be a stretch, but I don’t think it’s crazy to expect to see some movement. Perhaps not great dollars generated but certainly some movement in both the TWIC program, and the trusted traveler program between now and the end of Q2. I think, largely, those dollars will start to flow in Q3. But, I think, you’ll see something there. This project that we announced I have to defer to Jon a little bit, but the projected we announced NBSP will kick in Q2. It’s not huge, but that’s certainly a good, you know, couple of hundred thousand dollars…

JON ENGMAN: (INAUDIBLE).

GLENN ARGENBRIGHT: EPA. We’ve got ongoing work at EPA. So really we’re talking about the past there.

JON ENGMAN: There’s some fairly sizeable difficult access projects that can contract.

GLENN ARGENBRIGHT: No physical access is definitely …

JON ENGMAN: You know, that we were aware of when we acquired the technology. And we’re hoping to move to final stages on it.

GLENN ARGENBRIGHT: One of the nice things about the physical access components too, Jim, is they tie in closely to – those are very easy solutions to take in to some of the large integrators. So we’ve had some pretty good success working with larger integrators, promoting those solutions, because they understand them. And they’re still learning about the other things like Cack (ph) and TWIC and all of that. These guys are still learning about that.

JAMES MCILREE (ph): So the NBSP is a Q2 revenue event? Is that …

JON ENGMAN: It starts in Q2, I wouldn’t say it’s a long – it goes over several quarters. But EPA and some other ones that we haven’t mentioned that, you know, are near the final stages of potential contract signings. Because of physical access there are certain components that we can, you know, shift and recognize revenue in the short term. And not necessarily be consulted to take projects that we’ve been involved in in that past.

JAMES MCILREE (ph): So the EPA is – is that also that’s going to start Q2 and extend over a few quarters.

JON ENGMAN: Some was taken in Q1. You know, and then depending on exactly how the customer wants to roll it out, we expect some of it to be in Q2. And then maybe the remainder in Q3, but we’re definitely starting work on that. And it just kind of depends on how quickly they want to roll it out internally.

JAMES MCILREE (ph): Right. And the fairly sizeable physical access projects that you’re hoping to move to the final stages, those are contracts that are signed? Or those are contracts that you hope to sign, and then get them to roll out in Q2?

JON ENGMAN: They’re some of both. But we’re just not at the stage where we can announce anything, you know, based on client approval and so forth.

GLENN ARGENBRIGHT: A lot of times there’s an integrator involved, like I mentioned before. And so we’re somewhat at the mercy of them to come out with their announcements on these things. But we’re – you know, we’re subcontracting to them.

JAMES MCILREE (ph): The expense level at about 3.2 million for the quarter, is that – what do you think that grows to over the next few quarters?

JON ENGMAN: I expect that, you know, sales and marketing to be relatively static, as well as G&A. There may be some additional headcount that we add to product development, usually some projects that we can’t really discuss at this point. But that’s the one area that potentially just depending on how those progress, we might add some expense to. But I would say for Q2, it would be relatively consistent with Q1. And then potentially debt increasing somewhat in Q3.

JAMES MCILREE (ph): Due to the product development?

JON ENGMAN: Correct. But the – like I said sales and marketing and G&A I would expect to be relatively static through the next couple of quarters if not the rest of the year. But obviously, you know…

GLENN ARGENBRIGHT: Impacted by the merger.

JON ENGMAN: Impacted by the closure of the merger.

JAMES MCILREE (ph): Right. I’m talking just safely BSG alone, forget about SSP for now.

JON ENGMAN: Right. But the increase you saw, again, and I mentioned this earlier, is primarily related to the BSG.

JAMES MCILREE (ph): Yes. Let’s assume the best and assume the best and assume that TWIC rolls out relatively soon. And let’s assume the best that Visit (ph) rolls out pretty soon. What type of infrastructure increases would you need in order to satisfy those customers?

GLENN ARGENBRIGHT: Our understanding of that at this point, Jim, and historically has been not – I mean certainly there will need to be some increases, because these are massive programs. But not nearly what you might expect, because we sit so far removed from the actual support issues. There’s likely going to be on these programs an implementation sub contractor. In several – on several of the teams that I’m aware of there is some pretty good implementation contracts – sub contractors involved there – you know for rapid deployment and such.

There’s likely or possibly on some of these teams specific support components that are built into the actual team. And then you’ve got the actual integrator who’s getting paid a pretty good chunk of money, too. You’ve got the actual, you know, systems integrators, who are out there standing first tier support in many cases, or second tier support if they bring somebody in.

And so realistically, we’re delivering in most of these programs that you’re referring to, there is certainly a service component early one. But our objective, our goal is, and has always been to deliver a CD, to deliver Cot (ph) product. And really, when you look at the TWIC program, the CAC program, these all demand COTS products. So even though we’re doing some modification, that modification is becoming part of our COTS commercially available off the shelf solution. And we’re going to deliver that to the customer. And if you’re familiar with our software, it’s – we don’t have to deliver and go to each location, we’ll just push it as we can.

JON ENGMAN: Jim, I’ll add something on that. In terms of those visits, and potentially TWIC, if we need to add headcount for those awards that they awarded to us, then you would see a lot of that flow in to cost of sales. So you wouldn’t necessarily see the impact hitting operating expenses. I don’t foresee having to add headcount that aren’t directly involved in, you know, delivering those solutions. And if we don’t have to add headcount, if we can deliver on those contracts with our existing personnel, you actually would see our operating expenses go down somewhat, because there will be a shift from operating expenses to cost of sales, as their time is built out. So hopefully that helps.

JAMES MCILREE (ph): Yes, it does. I’m more thinking about your ability to hire, train, integrate and roll out something on such a large scale, which is, you know, clearly something you haven’t done before.

GLENN ARGENBRIGHT: But I think teaming with the integrators is an important point there, which is, you know, a lot of that type of staffing or services, can be, you know, provided by them. And then we can be focused on the solutions that we perform well on.

JAMES MCILREE (ph): Thank you.

GLENN ARGENBRIGHT: Thank you.

OPERATOR: Thank you. Our next question comes from Luis Martins (ph) of Taglich Brothers.

LUIS MARTINS (ph), TAGLICH BROTHERS: Good afternoon guys. A lot of my questions have been asked. But, you know, over the recent past, you made several acquisitions, and obviously and this SSP merger will be key going forward. Do you feel that, you know, as a whole now, given SSP goes through that you have the right technology, the right people, the right products in place to, you know, benefit from the acceptance of biometric technologies?

GLENN ARGENBRIGHT: I think, excellent question Luis. I think absolutely. There’s certainly a possibility that we could add components down the road. I’ll never rule out that possibility. What I will say though is, I think, we got the pieces that we need right now. And I think that’s been pretty well validated. I mean you can beat us up. And there’s a lot of people doing it right now. But I’ll tell you what, you look at these programs, you look at what they entail, you look at the ones that are actually moving forward, OK, like the TWIC program that’s moving forward, the Department of State that’s moving forward. These programs basically are building what we have, what we’re putting together. OK. And they’re – they involve logical. They involve physical. They involve application integration. And they involve smart cards, card middleware, card management and biometrics. And that is exactly what we put together.

And who else has it? Nobody has the combination that we put together, nobody. And nobody – and I guarantee you nobody’s got – nobody has a period. Nobody’s got it with a security level that we’re talking about. Nobody’s got it in the American owned company. And that’s going to be – and nobody’s got it with bio API compliance. And those are going to be all things that you’re looking for on these big federal programs. And that is exactly what we positioned ourselves to do. So I think that absolutely. I think that we’ve got the pieces that we need. For the projects that really have merit right now, indicate that we’ve made the right choices.

And I mean, I can’t get in to real specifics on the teams, just because – well frankly, it’s kind of bad form to do that. And also, the teams don’t really like to – you know, the all want you to be on their team. So you never talk about what teams you’re on until a project is awarded. But what I can tell you is that if you look at some of these programs that are out there, and you look at some of the teams that are out there, and you look at the components that we have, I can tell you with a great degree of certainty that there are any in existence, teams that are going after these big programs. That, you know, if you look at the physical component it’s us. It’s BSG. If you look at the logical component involving biometrics, it’s us. It’s Saflink. And if you look at the card middleware, and management component it’s SSP Litronic. And you put all of that together, and all of a sudden that team looks an awful lot like, you know, a lot of the technology. That bulk of technically that is really what these programs are moving towards is us.

LUIS MARTINS (ph): And with so many opportunities out there, you know, how can an investor put his or her hands around how you’re going to tackle this in terms of actually, you know, converting these or monetizing these opportunities in to revenues. Obviously, there’s, you know, you have quite a breadth of products. And how would you explain to the common investor, you know, about how your revenues would ramp up? About how, you know, a potential small deal or large deal would fit in to your revenue model?

GLENN ARGENBRIGHT: Excellent question. And that really is where the rubber meets the road. I think there are certainly a lot of companies that are looking to play in this arena. There are companies that are certainly more active than others. There are companies, when you look at these large government programs, I think I may have mentioned it last call, there are companies that will be vendors on these programs. There are companies that will be on the actual team as sub contractors or systems integrators on those teams. And as members of the teams, you’re kind of determining the course of those projects, selecting the vendors.

And it’s been our tactic to become involved not as a vendor, but to be more principally involved in these programs. To become members of the team. We’re certainly not large enough to own these projects. I thinks that’s – I wouldn’t rule that out. I think that there are some programs that we can take a very significant knowledge lead on. But I think, in terms of the muscle that is required to actually get on these programs, we’ll likely take a back seat for the very reasons that Jim was mentioning a minute ago, some of his concerns.

I think if you look at these programs, months ago, let’s go back 12 months. Twelve months ago, the one government program we were talking about was the common access card, really. We’re just beginning to talk about the TWIC program. And the common access card had been around for a long time, I mea had been around for about five years at that point. And it had always been expected to move towards biometrics, but it had been very slow. And we’re building out, because of that we really started focusing in a lot on commercial. Don’t get me wrong, I still think commercial is a huge aspect, a huge area for growth. I mean we’re definitely going to focus on manufacturing process control and pharmaceutical and those various elements, health and finance, healthcare and finance for sure. And those markets are all evolving. And we’re definitely getting traction and momentum there. There’s no question in my mind that we’re beginning to see that.

But then, we also started to see in the last six months, some real significant movement on some of these other programs, VISIT, TWIC, trusted traveler even more recently. As well as CAC, which I think, a lot of people think is dormant, and it certainly has been taking its own sweet time. But I would certainly expect to see that kick off in earnest next year. I really don’t think it’s going to be as meaningful this year as TWIC and perhaps visit. But it’s certainly not dead.

And as we started to see that, we really started to focus our energies, and we took a much more strategic approach. And there are a lot of companies you can look at in this space. And there’s –I’ve got plenty of people betting against me. Look at my short interest, there’s no question about it. And that doesn’t bother me in the least. I’m going to – I mean I certainly don’t like to see the stock under pressure. I mean I certainly don’t like to see the stock under pressure. But I can tell you that we look at the opportunities, we look at the strategic package we put together. And if we start hitting on these programs, Luis, you’re talking about, you know, these billion dollar programs, multiple billion dollars programs. And we’re not representing two percent of the solution. We’re representing a great deal of the technology involved. I mean go and look at these projects, and then ask yourself how much does the card with biometric for logical and physical access tying in to applications, how much of the solution is that?

As a matter of fact, you’re going to have a real hard time finding the pieces that doesn’t address. So these are not programs that are going to bring $1 million to the bottom line. These are huge programs, massive programs. And so it’s – we’re going to be a story that as these larger programs unfold, if we are successful in capturing, as we believe we will be, and we have captured every doggoned one that’s come down thus far. Point out a biometric program involving along the lines that we’ve chased. I mean you’ve got to understand our business. So you’ve got to look at logical access historically, you know, network access.

You’ve got to look at perhaps card with biometric. And you look at those programs, and you find one we haven’t been involved with in the federal government. You’re going to have a hard time. And that – there’s a very good reason for that, and it comes down to our history, our lineage, our BIO API stance, our technology which is second to none.

And so I think that, you know, when you look at it, it is a very difficult place, you know, space to assess. There are certainly some companies, you know, that have very tremendous valuations based on the preceding revenues. And we’ve certainly been in that category before. But as you look forward at these programs, there’s a reason for that. These are massive programs, hundreds of millions of users, billions of dollars, and we are – there is no alternative solutions out there. When you start looking around, it’s a very thing group of players. And it’s not simple technology. We didn’t arrive this over the last three months. This has taken us 12 years to build. Litronic, you look at what they’ve got, it’s taken them 35 years to build. These are not solutions that a system’s integrator can come in supplant just because they can throw a lot of bodies at it in six months time. It’s not that simple.

So that’s – I mean it’s an excellent question. I don’t have all of the answers for you. But I can tell you if you look at what we’ve done strategically, you know, bluntly put, we’ve kind of – we’ve taken this – we’ve kind of surprised the market, I think. I mean in terms of our security space, we’ve really taken it by the hair.

LUIS MARTINS (ph): OK. Well thank you very much for your time. And good luck, you know, nailing down some of these large contracts.

GLENN ARGENBRIGHT: Thanks a lot.

JON ENGMAN: Thanks, Luis.

OPERATOR: As a reminder, if you do have a question, you may press star one on your keypad. Please hold while I poll for any more questions.

GLENN ARGENBRIGHT: Are there any further questions, Operator?

OPERATOR: Sir, we have no further questions.

GLENN ARGENBRIGHT: Excellent. Well I’d like to thank everybody for attending our first quarter conference call. And I’ll look forward to talking to you again. And hopefully, reporting some closure on some of these projects that we talked about here today next quarter.

OPERATOR: Thank you. This call has concluded. You may disconnect your lines at this time, and have a great day.

Additional Information

In connection with the proposed transaction, SAFLINK and SSP-Litronic will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus because it will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by SAFLINK and SSP-Litronic with the SEC at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus (when available) and other documents filed by SAFLINK with the SEC may also be obtained free of charge from SAFLINK by directing a request to SAFLINK Corporation, Attention: Jon Engman, Chief Financial Officer, (425) 278-1100. Copies of the joint proxy statement/prospectus (when available) and other documents filed by SSP-Litronic with the SEC may also be obtained free of charge from SSP-Litronic by directing a request to SSP Solutions, Inc., Attention: Tom Schiff, Chief Financial Officer, (949) 851-8679.

SAFLINK and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SAFLINK and SSP-Litronic in favor of the transaction. Information regarding such officers and directors is included in SAFLINK’s annual report on Form 10-K filed with the SEC on March 30, 2004, and amended on Form 10-K/A filed with the SEC on April 29, 2004. This document is available free of charge at the SEC’s website at www.sec.gov and from SAFLINK. Investors and security holders may obtain additional information regarding the interests of SAFLINK’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

SSP-Litronic and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SAFLINK and SSP-Litronic in favor of the transaction. Information regarding such officers and directors is included in SSP-Litronic’s annual report on Form 10KSB filed on March 30, 2004, and amended on Form 10KSB/A filed with the SEC on April 2, 2004. This document is available free of charge at the SEC’s website at www.sec.gov and from SSP-Litronic. Investors and security holders may obtain additional information regarding the interests of SSP-Litronic’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.